Mail Stop 4561

December 27, 2007

Charles B. Lebovitz
2030 Hamilton Place Blvd, Suite 500
Chattanooga, TN 37421

> **Re:** **CBL & Associates Properties Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007,**
> **and September 30, 2007**
> **File No. 00-12494**

Dear Mr. Lebovitz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant